919 Third Avenue New York, NY 10022 Tel 212 909 6000 Fax 212 909 6836 www.debevoise.com

            May 2, 2013

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dell Inc.

Schedule 13E-3

Filed March 29, 2013 by Dell Inc., Denali Holding Inc., Silver Lake Partners

III, L.P., Mr. Michael S. Dell, MSDC Management, L.P., et al.

File No. 005-42053

Preliminary Proxy Statement on Schedule 14A

Filed March 29, 2013

File No. 000-17017

Dear Mr. Panos:

Dell Inc. (“Dell” or the “Company”) hereby submits its responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter, dated April 25, 2013, relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and the Schedule 13E-3 originally filed on March 29, 2013. For your convenience, the comments of the Staff are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and an Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each containing changes made in response to the Staff’s comments, as well as certain updated information. We are enclosing copies of the Amended Proxy Statement and the Amended Schedule 13E-3 marked to show changes against the initial filings of the Proxy Statement and Schedule 13E-3. Page references in the responses below refer to the Amended Proxy Statement.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

Capitalized terms used, but not defined herein, have the meanings assigned to such terms in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

General

1.	The preliminary proxy statement, like the form of proxy, also needs to be prominently identified as a “Preliminary Copy.” Please revise. See Rule 14a-6(e)(1) of Regulation 14A.

In response to the Staff’s comment, the Amended Proxy Statement has been prominently identified as a “Preliminary Copy.”

Summary Term Sheet

Rights of Appraisal, page 9

2.	Please clarify in this section that stockholders must continue to hold their shares until the consummation of the merger in order to exercise appraisal rights under Delaware General Corporation Law.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Amended Proxy Statement.

Questions and Answers about the Special Meeting and the Merger, page 13

3.	Please revise the Q&A on page 16 regarding the payment of termination fees in the event the merger is not consummated to prominently state, if true, that the fee amount of $15 million will be the sole fee payable in the event the transaction is not approved by Dell shareholders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Amended Proxy Statement.

Special Factors

Background of the Merger, page 19

4.	We noticed Dell adopted a long-term business strategy whereby its business model would be transformed to emphasize its ESS business, which was characterized as providing higher margins than the end-user computing business. Advise us, with a view toward revised disclosure, as to what consideration was given to providing information regarding the valuation of the ESS business on a stand-alone basis.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

As discussed in the Amended Proxy Statement, including in the section entitled “Special Factors—Background of the Merger” and on pages 52 and 53, the Special Committee, with the assistance of its advisors, evaluated, among other strategic alternatives, a separation of the EUC and ESS businesses on a number of occasions, including meetings held on October 9, October 10, October 27, December 5 and December 6 in 2012 and on January 15, January 24 and February 4 in 2013. The Special Committee’s view was that such a transaction would involve complexity, execution risk and transaction costs, including the need to reorganize the sales force and divide senior management across the two businesses and the potential disruption to, and adverse impact on, the Company’s businesses while the transaction was in progress. It would also likely have potential negative effects on customer and vendor relationships, reduce opportunities for cross-selling products and services and create dis-synergies, including increased operating expenses. In addition, following such a separation, cash generated by the EUC business would no longer be available to finance the growth of the ESS business. Finally, while the Company’s long-term strategy emphasizes expansion of the ESS business, the growth of the ESS business is dependent, in part, on the product offerings of the EUC business forming part of a suite of products and services offerings by the Company and the ability of the EUC business to generate sales opportunities for the ESS business. As a result, the Special Committee concluded that a separation of the EUC and ESS businesses was not likely to increase value for the Company’s unaffiliated stockholders and that focusing on the standalone value of either business was therefore not necessary or appropriate.

In addition, the Special Committee considered factors that reduced its confidence in the Company’s ability to execute, and the likelihood of achieving acceptable returns through, the long-term business strategy of transforming the Company’s business model to emphasize its ESS business. In particular, as discussed in the Amended Proxy Statement, including on page 51, the Special Committee noted, among other matters, the Company’s slow progress to date in implementing changes needed to execute this strategy, the slow growth to date of the ESS business, the Company’s underperformance in various segments of its ESS business relative to the performance of the Company’s competitors and the fact that some competitors in the higher-value and higher-margin product and service segments being pursued by the Company have substantially larger scale, cash flows and research and development budgets. The Special Committee believed that, while the Company’s recent acquisitions may provide the components needed to develop a competitive suite of products and services, those acquisitions have not yet been fully assimilated and integrated and the products and services of the acquired businesses have not yet been coordinated into an integrated, state-of-the-art offering. In addition, the Special Committee noted that the Company’s sales force has not yet been re-purposed so that it can effectively sell such an

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

offering to the Company’s targeted markets. The Special Committee considered the risks and challenges inherent in achieving such assimilation and integration, creating such offering and re-purposing the Company’s sales force. In response to the Staff’s comment, the Company has augmented the disclosure on page 51 of the Amended Proxy Statement to more clearly articulate the Special Committee’s review of these issues.

In light of the foregoing and the disclosure revised in response to the Staff’s comment, the Company does not believe that providing disclosure regarding the valuation of the ESS business on a stand-alone basis would be appropriate or material to stockholders’ decision as to whether to vote in favor of the proposal to adopt the merger agreement.

5.	Please identify the “certain members of the Company’s management” who participated in the discussions of the Special Committee and its advisors on September 17, 2012, September 21, 2012, September 23, 2012, October 4, 2012, October 11, 2012, and January 8, 2013.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 25, 26 and 36 of the Amended Proxy Statement.

6.	Please briefly discuss the analysis undertaken and consideration given by the Special Committee on January 29, 2013 of the plan proposed by Southeastern for existing public stockholders to retain an interest in Dell. Refer to Item 1013(b) of Regulation M-A and corresponding Instruction 1 thereto which makes clear that substantive reasons for the rejection of alternatives should be provided.

The Company respectfully advises the Staff that, because representatives of Mr. Dell and Silver Lake confirmed to representatives of the Special Committee that Mr. Dell and Silver Lake were not willing to modify their previous proposal in order to provide that the public shareholders would have an opportunity to retain an interest in the Company, the Special Committee did not analyze or consider such a plan. The Company has revised the disclosure on page 40 of the Amended Proxy Statement to clarify the position of Mr. Dell and Silver Lake with respect to their proposal, as communicated to representatives of the Special Committee on January 29, 2013.

The Special Committee did, however, consider and reject as an alternative to the proposed merger a sale transaction in which the Company’s unaffiliated stockholders would receive cash for a portion of their shares and also be required to retain a material equity interest in the Company. The Company has revised the disclosure on pages 52 and 53 of the Amended Proxy Statement to include a discussion of the Special Committee’s reasons for rejecting such an alternative.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

7.	Please revise to disclose any conditions and/or restrictions connected with Dell’s agreement to reimburse the transaction-related expenses for Blackstone and the Parent Parties and their affiliates up to a cap of $25 million. We note that the Special Committee’s letter to Carl Icahn dated April 5, 2013 suggests that Blackstone and the Parent Parties agreed to refrain from engaging in a contested proxy solicitation and litigation in exchange for the reimbursement of expenses. Further, please revise page 151 under “The Merger Agreement – Termination Fees; Reimbursement of Expenses” to disclose that Dell has agreed to reimburse expenses up to $25 million.

The Special Committee’s letter to Carl Icahn on April 5, 2013 was not intended to suggest that Blackstone or the Parent Parties or their affiliates had agreed to refrain from engaging in a contested proxy solicitation or litigation. The letter drew a distinction between those parties and Mr. Icahn on the basis that Blackstone and the Parent Parties and their affiliates had not threatened a proxy fight or litigation, nor had they expressly reserved the right to engage those activities. In response to the Staff’s comment, the Company has revised the disclosure on page 164 of the Amended Proxy Statement to disclose that Dell has agreed to additional expense reimbursement of the Parent Parties and their affiliates in an amount up to $25 million.

8.	We note that J.P. Morgan provided the Special Committee with charts on November 16, 2012 showing Dell’s revenue for each of its prior seven fiscal quarters and its earnings per share performance compared to consensus earnings estimates. It appears that these presentation materials have not been filed as exhibits to the Schedule 13E-3. Please tell us why these materials have not been filed and confirm that you have filed all written materials, including board books, as exhibits pursuant to Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A.

In response to the Staff’s comment, the Company has filed the November 16, 2012 presentation by J.P. Morgan to the Special Committee as Exhibit (c)(30) to the Amended Schedule 13E-3. This presentation was inadvertently omitted from the original filing of the Schedule 13E-3. The Company confirms that the filing persons have filed as exhibits all written materials, including board books, required to be filed pursuant to Item 16 of Schedule 13E-3 and corresponding Item 1016(c) of Regulation M-A.

9.	On page 26, the disclosure states “Sponsor A proposed a purchase price of $12-$13 per share for all of the Company’s outstanding shares, other than those held by Mr. Dell and Southeastern (all of which it assumed would be rolled over in the transaction).” Please clarify whether Southeastern participated in these negotiations or agreed to this proposal.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

The Company respectfully advises the Staff that, to the best of the Company’s knowledge, Southeastern did not participate in negotiations with respect to, or agree to, the proposal made by Sponsor A.

Reasons for the Merger

Determinations of the Special Committee, page 47

10.	We note that the Special Committee believes that the trading price of the common stock represents the “best available indicator of the Company’s going concern value and that the merger consideration is fair to the Company’s unaffiliated stockholders.” Advise us whether the Special Committee considered the 52-week trading range of the common stock and the historical high prices during that period independent of any consideration given to this information by the financial advisors. Explain whether the prices at which Dell repurchased its shares in the past two years supported Dell’s fairness determination. See to Item 8 of Schedule 13E-3 and Instruction (2) to Item 1014(b) of Regulation M-A.

As discussed on pages 55 of the Amended Proxy Statement, the Special Committee considered the current and historical trading price of the Common Stock, including the 52-week trading range and the fact that the trading price of the Common Stock had declined by approximately 23% over the course of that 52-week period, among other factors in making its determinations with respect to the merger. Throughout the course of its meetings from September 14, 2012 to February 4, 2013, the Special Committee received presentations (which are attached or incorporated by reference as exhibits to the Amended Schedule 13E-3) from its financial advisors with respect to, and reviewed with its financial advisors’ assistance, the historical trading price of the Common Stock and its trading price during that period. While the Special Committee noted the historical high prices of the Common Stock during that 52-week period, the Special Committee, taking into account the advice of its financial advisors, did not believe that such historical prices were indicative of the current value of the Company, particularly given the increasing uncertainty as to the prospects for the PC industry in general and the specific challenges faced by the Company, as discussed in more detail on pages 51 through 53 of the Amended Proxy Statement.

The Special Committee did not specifically consider the prices at which Dell repurchased shares of Common Stock in the past two years except to the extent such prices indicated the trading price of the Common Stock at the applicable

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

time. As discussed above, the Special Committee, taking into account the advice of its financial advisors, did not believe that historical prices were indicative of the current value of the Company.

11.	From March 1 through April 16, the trading price of Dell shares at the close of trading was equal to or greater than $14.00 per share. This data point appears to contradict the Special Committee’s determination regarding the fairness of the merger consideration. Please reconcile or qualify the Special Committee’s statement regarding trading price serving as “the best available indicator” in light of this more recent trading price history.

The Company respectfully submits to the Staff that it believes that the trading price of the Dell shares since the announcement of the merger agreement on February 5, 2013 does not represent an indicator of the Company’s value, but instead represents the view of the market as to the likelihood that, and the price per share at which, a transaction involving the Parent Parties or another potential bidder would be consummated. For example, the Company notes that on April 19, 2013, the day after the Company announced that the Blackstone consortium had withdrawn from the process of evaluating a possible transaction, the trading price for Dell shares fell from $13.95 per share to $13.40 per share, which is $0.25 below the per share merger consideration of $13.65. The Company therefore believes that trading prices for Dell shares after the announcement of the merger agreement are not inconsistent with the Special Committee’s statement regarding trading prices serving as “the best available indicator” of the Company’s going concern value.

12.	Please explain why the Special Committee did not view the purchase prices paid in the transactions in the last 60 days to be “relevant” in making its fairness determination. Disclose why net book value is not a “material indictor” of Dell’s value as a going concern. Although the disclosure indicates net book value is more indicative of historical costs, it is unclear why this information was not considered as an appropriate comparison.

The transactions disclosed in the section of the Proxy Statement entitled “Transactions in Common Stock During the Past 60 Days” occurred from March 1, 2013 through March 26, 2013; therefore, the prices paid in those transactions were not available when the Special Committee made its determinations with respect to the merger on February 4, 2013. The Company has revised page 59 of the Amended Proxy Statement to clarify that the sentence beginning “The Special Committee did not view the purchase prices paid…” refers to the transactions described under “Important Information Regarding

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

Dell—Transactions in Common Stock—Transactions in Common Stock by the Company During the Past Two Years,” which were the only transactions described under “Important Information Regarding Dell—Transactions in Common Stock” that occurred prior to the determinations made by the Special Committee on February 4, 2013.

The Special Committee believed, taking into account the advice of its financial advisors, that a market-based valuation of the Company was a more appropriate indicator of the Company’s value than the Company’s net book value because net book value is an accounting concept that does not take into account the prospects of the Company, market conditions, trends in the industries in which the Company operates or the business risks inherent in competing within those industries. The Company has revised the Amended Proxy Statement on page 59 to include a statement to this effect.

13.	Please explain what consideration has been given to proposals relating to the “adjustments in the management team” or the “separation of the Company’s EUC and ESS businesses” in making the fairness determination. We note that the background section states these strategic alternatives were once being considered by the Special Committee. Refer to Item 7 of Schedule 13E-3 and Item 1013(b) of Regulation M-A.

The Special Committee did not view adjustments in the management team, in and of itself, to be a strategic alternative to a transaction. Rather, the Special Committee discussed such adjustments in considering the alternative of the Company remaining a stand-alone public company, as the Special Committee believed such adjustments would likely be necessary in such a circumstance in order for the Company to effectively implement its long-term business strategy and achieve necessary cost reductions. In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Amended Proxy Statement to clarify that the Special Committee discussed the potential need for adjustments to the Company’s management in considering the alternative of the Company remaining a stand-alone public company.

As discussed above in response to comment #4, the Special Committee considered, among other strategic alternatives, with the assistance of its advisers, the possibility of separating the EUC and ESS businesses on a number of occasions, including meetings held on October 9, October 10, October 27, December 5 and December 6 in 2012 and on January 15, January 24 and February 4 in 2013. The Company respectfully refers the Staff to the disclosure on pages 52 and 53 of the Amended Proxy Statement for a description of factors considered by the Special Committee in connection with this strategic alternative.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

14.	To the extent practicable, the discussion of the strategic alternatives considered by the Special Committee should be clearly identified, consolidated and restated to make clear, if true, that such consideration was on behalf of Dell. The reasons for the rejection of each alternative should be specified and not presented in conclusory fashion, such as the example where the filing simply indicates that neither Mr. Dell nor Silver Lake were “interested” in pursuing a transaction resulting in interests held by public stockholders.

In response to the Staff’s comment, the Company has revised the disclosure on pages 52 through 54 of the Amended Proxy Statement.

15.	Please be advised that the discussion of strategic alternatives considered may not be limited to those alternatives considered by Dell (or the Special Committee on its behalf). All filing persons are required to comply with Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A, and each filing person must offer a substantive explanation for why each alternative was rejected.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of the Amended Proxy Statement.

Recommendation of the Board of Directors, page 56

16.	We noticed that Dell’s Board determined the Rule 13e-3 transaction is “fair to, and in the best interests of the Company’s stockholders.” Please revise to state, if true, that the Board’s opinion is being expressed on behalf of Dell Inc. The disclosure requirements imposed by Rule 13e-3(b) and Item 1014(a) of Regulation M-A expressly extend and apply to the issuer as distinguished from the issuer’s Board.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Amended Proxy Statement.

17.	The fairness determination made by Dell must expressly opine as to whether the transaction is fair or unfair to Dell’s unaffiliated security holders. Please revise to specifically reference the unaffiliated security holders as being the security holder constituency to whom the respective fairness determinations have been directed as has been done by the other filing persons. Refer to Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Amended Proxy Statement.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

18.	Please disclose how any filing person relying on the financial advisors’ opinion was able to support their respective fairness determination based on such reliance given that the financial advisors’ opinion only addressed fairness with respect to all holders of the Dell common stock as distinguished from Dell’s unaffiliated shareholders.

The reference in the opinion of J.P. Morgan to holders of the Common Stock (other than shares of Common Stock held in treasury or owned by Merger Sub and its subsidiaries, other excluded shares, Company restricted shares and dissenting shares) and the reference in the opinion of Evercore to holders of Common Stock entitled to receive the merger consideration, in each case includes all unaffiliated shareholders and certain affiliated shareholders, such as officers and directors of the Company. The Special Committee, the Board, on behalf of the Company, and the other Filing Persons (who considered, but who were not entitled to rely on, the opinions of J.P. Morgan and Evercore) interpret the financial advisors’ opinions as stating that the merger consideration is fair, from a financial point of view, to all unaffiliated shareholders because both the unaffiliated shareholders and the affiliated shareholders (other than the Company, any direct or indirect wholly owned subsidiary of the Company, the Parent Parties, the MD Investors and the Gift Trusts, which are excluded from the financial advisors’ determination as to fairness) would receive the same $13.65 per share merger consideration on the terms set forth in the merger agreement. Accordingly, the disclosure on page 59 of the Amended Proxy Statement has been revised to reflect the Staff’s comment.

Opinion of J.P. Morgan Securities LLC

Public Trading Multiples, page 59

19.	Describe how the companies selected were similar to Dell. For example, describe the “operational characteristics,” “financial metrics,” as well as the “other reasons” J.P. Morgan selected these companies. Also, provide the reasons why Hewlett-Packard was selected as a single comparison to Dell.

In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and 64 of the Amended Proxy Statement.

20.	We note that the summary of implied valuation ranges of common stock based on the ratio of price per shares to expected earnings uses a reference range of 5.0x to 10.0x. Please tell us what consideration was given to selecting the implied valuation ranges based on the Dell’s business mix. In this regard, explain whether the analysis takes into account the percentage of the revenues and income generated by the ESS business compared to the End-User Computing business.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

In selecting reference ranges for both the ratio of price per share to expected earnings and the ratio of Enterprise Value to estimated EBITDA, J.P. Morgan was informed both by quantitative results of the selected company analysis as well as qualitative judgments concerning differences between the business, financial and operating characteristics of the Company (including the Company’s EUC and ESS businesses) and the selected companies that could affect the public trading value of each in order to provide a context in which to consider the quantitative analysis. These qualitative judgments related primarily to the differing sizes, business sector overlaps, growth prospects, profitability levels and degrees of operational risk between the Company (including its EUC and ESS businesses) and the selected companies. Accordingly, the Company’s business mix (including in its EUC and its ESS businesses) was just one of many factors J.P. Morgan considered in selecting reference ranges. In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amended Proxy Statement.

Discounted Cash Flow Analysis, page 62

21.	Please describe the methods used by both J.P. Morgan and Evercore to determine Dell’s weighted average costs of capital to determine its respective discount rate ranges. To the extent applicable, please identify the companies that were used for comparison purposes in calculating the discount rate ranges.

In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 79 of the Amended Proxy Statement.

Opinion of Evercore Group L.L.C.

Trading Multiples Analysis, page 67

22.	Please revise to disclose which BCG Productivity Case (i.e., 25% or 75%) was used to calculate the multiples in the chart on page 68.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Amended Proxy Statement.

Discounted Cash Flow Analysis, page 72

23.	We note your statement that Evercore performed a discounted cash flow analysis “for reference and informational purposes only.” Please explain

Nicholas P. Panos U.S. Securities and Exchange Commission	May 22, 2013

whether this analysis was considered in preparing Evercore’s fairness opinion and, if not, why it was not deemed material for purposes of a fairness determination.

The discounted cash flow analysis was considered by Evercore in preparing Evercore’s fairness opinion. In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amended Proxy Statement to note that Evercore’s assessment of the results of the discounted cash flow analysis was impacted by the dislocation in the PC markets in which the Company operates and the broad range of financial projections during the outer years of the Company’s projections.

General, page 73

24.	We noticed that Dell has agreed to pay Evercore “customary fees.” Please revise to quantify the fee payable by Dell. In instances where the fee might not be readily quantifiable, such as the “monthly retainer fee,” the amount of monthly retainer fee payments made to date should be quantified.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Amended Proxy Statement.

Position of the MD Filing Persons as to Fairness of the Merger, page 79

25.	The disclosure indicates “each of the MD Filing Persons may be deemed to be an affiliate of the Company…” Rule 13e-3, by its terms, applies to issuers and affiliates of the issuer when engaged in a going private transaction. Please revise to remove the “may be deemed” reference that appears intended to operate as a disclaimer of liability. In addition, please make corresponding revisions throughout the proxy statement wherever this qualification has been included and regardless of the party involved.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81, 85, 87 and 88 of the Amended Proxy Statement.

Certain Effects of the Merger, page 84

26.

Dell’s Form 10-K filed on March 12, 2013 indicates that as of February 1, 2013, Dell had approximately $86 million of deferred tax assets related to net operating loss and credit carryforwards acquired during the year. Revise to indicate, if true, that the affiliated filing persons will become the direct beneficiaries of Dell’s future use of any accrued carryforwards and quantify this benefit to the extent practicable. Further, revise to quantify

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

the regulatory compliance cost savings realizable by Dell following it ceasing to be publicly held, and indicate that the affiliated filing persons will become the direct beneficiaries of such savings. Please state that both of these benefits will be recurring. Refer to Item 7 of Schedule 13E-3 and Instruction 2 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended Proxy Statement.

Projected Financial Information, page 86

27.	We note that some of the distributed financial projections appear not have been prepared in accordance with U.S. GAAP. While we recognize the projections were not prepared with a view toward public disclosure, the projections have now been disclosed for reasons other than exclusive compliance with Item 1015 of Regulation M-A. Please revise the presentation of financial projections to comply with Regulation G, or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Amended Proxy Statement, to explain that the Company cannot reconcile, without unreasonable efforts, its projections of non-GAAP gross margin, non-GAAP operating income or non-GAAP net income to the most comparable GAAP financial measures. In accordance with Item 10(e)(1)(i)(B) of Regulation S-K, a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable efforts. For the reasons set forth on page 95 of the Amended Proxy Statement, the adjustments required for any such reconciliation of the Company’s non-GAAP financial projections cannot be accurately forecast by the Company, and therefore the reconciliation has been omitted from the Amended Proxy Statement.

Fiscal Year 2014 Plans and Budgets, page 90

28.	Please describe the “concerns” expressed by the Board after the January Internal Plan numbers were revised downward in March and the Board Plan numbers were increased. In addition, describe the factors considered for lowering the Plan numbers.

As discussed on page 99 of the Amended Proxy Statement, the concerns expressed by the Board at its March 7, 2013 meeting related to the increase in projected revenue to $59.0 billion in the Board Case presented at that meeting (compared to projected revenue of $56.0 billion in the Preliminary FY14 Board Case presented at the January 18, 2013 meeting) and the achievability of the

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

projections in that version of the Board Case. At that meeting, management explained that the Company intended to aggressively pursue lower-margin segments of its business in fiscal year 2014, and management believed that this aggressive strategy could potentially result in revenue of $59.0 billion. The Board questioned whether that level of revenue was realistically achievable, particularly in light of the significant and increasing uncertainty surrounding the prospects for the PC industry in general. Following the meeting, as described on page 99 of the Amended Proxy Statement, management revised the Board Case to lower projected revenue to $56.6 billion, which management considered to be a more realistically achievable projection given the uncertain PC industry outlook. The Company has revised the disclosure on page 99 of the Amended Proxy Statement to more clearly describe that both the concerns expressed by Board members and management’s revisions to the Board Case related to the uncertain PC industry outlook.

Financing of the Merger, page 94

29.	Revise to quantify the amount of “cash on hand,” as referenced in the last bullet point which describes the allocation of transaction financing, that Dell expects to use to complete the merger. Please refer to Item 1007(a) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 102 of the Amended Proxy Statement.

Debt Financing, page 97

30.	Disclose any material terms, such as covenants or restrictions, which are in the proposed debt financing instruments. Further, describe the provisions relating to the “repayment of certain outstanding debt of the Company” as part of the debt financing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 107 through 111 of the Amended Proxy Statement.

Interests of the Company’s Directors and Executive Officers in the Merger, page 102

31.	The Form 8-K filed by Dell on April 23, 2013 describes compensatory arrangements of certain officers. Advise us if Dell plans to summarize herein its new executive retention agreements. Refer to Item 5 of Schedule 13E-3 and Item 1005(a) of Regulation M-A.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

The Company respectfully advises the Staff that it has added disclosure regarding the compensatory arrangements described in the Form 8-K filed by Dell on April 23, 2013 on pages 114 and 115 of the Amended Proxy Statement.

The Merger Agreement, page 126

32.	We note the cautionary statement that the merger agreement and related summary should not be relied upon as disclosures regarding any facts and circumstances relating to Dell or any of its subsidiaries or affiliates. To the extent the disclosure in or otherwise relating to the merger agreement has changed or is no longer accurate, we believe an obligation exists to revise the public disclosure. Please revise as appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 140, 141 and 164 of the Amended Proxy Statement.

Important Information Regarding Dell, page 153

33.	Dell’s Forms 10-K filed on March 13, 2012 and March 12, 2013 indicate that Dell repurchased 36 million shares of common stock during fiscal year 2012 and 46 million shares of common stock in fiscal year 2013. Please advise us why disclosure of these repurchases appears not have been expressly made in response to Item 2 of Schedule 13E-3 and corresponding Item 1002(f) of Regulation M-A.

In response to Item 2 of Schedule 13E-3 and corresponding Item 1002(f) of Regulation M-A, the Company respectfully directs the Staff to the table presented on page 176 of the Amended Proxy Statement under “Important Information Regarding Dell — Transactions in Common Stock — Transactions in Common Stock by the Company During the Past Two Years.” The repurchase of approximately 178 million shares of Common Stock during fiscal year 2012 and approximately 46 million shares of Common Stock in fiscal year 2013, consistent with the disclosure on page 49 of Dell’s Form 10-K filed on March 13, 2012 and on page 51 of Dell’s Form 10-K filed on March 12, 2013, is presented in tabular form and sets forth the total number of shares purchased, the price range of prices paid and the average price paid per share in each quarter of fiscal year 2012 and fiscal year 2013. Item 2(f) of the Schedule 13E-3 incorporates this disclosure by reference.

Historical Selected Financial Information, page 159

34.

Revise to provide all of the summarized financial information required by Item 1010(c). For example, under balance sheet data, please disclose all current and noncurrent assets and current and noncurrent liabilities.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

Refer to Instruction 1 to Item 13 of Schedule 13E-3 and Item 1010(c) of Regulation M-A.

In response to the Staff’s comment, the Company has revised the disclosure on page 171 of the Amended Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, page 161

35.	Please revise footnote two to disclose the individual(s) who has (have) voting and dispositive power with respect to the Southeastern Asset Management, Inc., shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 174 of the Amended Proxy Statement.

Annex B – Opinion of J.P. Morgan

36.	The last two sentences of the opinion invite questions as to whether Dell’s unaffiliated shareholders may freely rely upon the opinion and the related narrative disclosures. Please supplement Annex B or revise the narrative disclosures to make clear, if true, that J.P. Morgan has provided its written approval for the unconditional inclusion of its opinion in the proxy statement and Schedule 13E-3. To the extent the objectionable statements are not qualified, please provide the qualifying disclosures requested by the Division of Corporation Finance which are accessible via the following link: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended Proxy Statement.

* * * * *

Attached as Exhibit A to this letter, we have provided statements from each of the filing persons acknowledging the statements requested by the Staff.

Please direct any questions that you have with respect to the foregoing to Jeffrey J. Rosen at (212) 909-6281 or William D. Regner at (212) 909-6698.

Sincerely,

/s/ Jeffrey J. Rosen
Jeffrey J. Rosen

cc:	Brian T. Gladden
Dell Inc.

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

Exhibit A

Each of the Filing Person set forth below hereby acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DELL INC.

By:	/s/ Brian T. Gladden
Name: Brian T. Gladden
Title: Senior Vice President, Chief Financial Officer

DENALI HOLDING INC.

By:	/s/ Karen King
Name: Karen King
Title: Vice President

DENALI INTERMEDIATE INC.

By:	/s/ Karen King
Name: Karen King
Title: Vice President

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

DENALI ACQUIROR INC.

By:	/s/ Karen King
Name: Karen King
Title: Vice President

SILVER LAKE PARTNERS III, L.P.

By: Silver Lake Technology Associates III, L.P., its general partner

By: SLTA III (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By: SLTA III (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

SLTA III (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member
By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE GROUP, L.L.C.

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE PARTNERS IV, L.P.

By: Silver Lake Technology Associates IV, L.P., its general partner

By: SLTA IV (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

SILVER LAKE TECHNOLOGY ASSOCIATES IV, L.P.

By: SLTA IV (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SLTA IV (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS III, L.P.

By: Silver Lake Technology Associates III, L.P., its general partner

By: SLTA III (GP), L.L.C., its general partner

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ James Davidson
Name: James Davidson
Title: Managing Director

Nicholas P. Panos U.S. Securities and Exchange Commission	May 2, 2013

MICHAEL S. DELL

By:	/s/ Michael S. Dell
Name: Michael S. Dell

SUSAN LIEBERMAN DELL SEPARATE PROPERTY TRUST

By:	/s/ Susan L. Dell
Name: Susan L. Dell
Title: Trustee

MSDC MANAGEMENT, L.P.

By:	/s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Managing Director

MSDC MANAGEMENT (GP), LLC

By:	/s/ Marc R. Lisker
Name: Marc R. Lisker
Title: Managing Director